NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA EXPANDS QUEBEC PROPERTIES IN POTENTIAL NEW MINING CAMP

July 31, 2006 – American Bonanza Gold Corp. (TSX: BZA, Frankfurt: AB2) (“Bonanza”) reports a substantial expansion of its northern Quebec properties. Recent positive exploration results at Bonanza’s 100% owned Fenelon Project and the 100% owned La Martiniere Project have prompted the land expansion.

Bonanza has recently acquired an extensive tract of land (6,026 hectares) contiguous to the Fenelon and La Martiniere Projects to insure Bonanza’s ownership of projected mineral trends of the known gold and base metal trends. This land acquisition was accomplished through the staking of Crown Mineral Claims and represents a 60% increase in Bonanza’s exploration lands in northern Quebec.

At the Fenelon Project, Bonanza’s recent drilling program has successfully accomplished its objective of increasing the size of the known gold deposit down dip, and has also discovered new parallel zones hosting high grade gold mineralization in the hanging wall as far as 500 meters from the Discovery Zone gold resource area.

Recent drilling at the La Martiniere Project has indicated the good continuity of a substantially large zone with high grade gold drill intercepts. While work continues to analyze the current drill results, Bonanza has determined that expansion of the property’s land position is appropriate in view of the results compiled to date.

In the northeast portion of the Fenelon Project, Bonanza’s geologists have recently discovered a geologic terrain with the characteristics of a base metal massive sulfide system. Work continues, to interpret these exploration results.

Previously announced news releases discussing these project developments are available at Bonanza’s website: www.americanbonanza.com and on www.sedar.com. A map of the area is available for review at Bonanza’s website at http://www.americanbonanza.com/_resources/qle.pdf, or on the Fenelon and La Martiniere map gallery pages.

Bonanza geologists are currently analyzing assay, structural and geologic data towards better understanding the controls on gold and base metal mineralization at these projects. Bonanza is planning a second phase of drilling to follow up the positive exploration results in this exciting gold and base metal province, with follow up drilling at Fenelon and La Martiniere scheduled to begin in 2006 and extend into 2007.

The Fenelon and La Martiniere Projects are located along the Detour Lake - Fenelon Break, a major structural zone that parallels the Archean metasedimentary-metavolcanic units on the north edge of the Abitibi Greenstone Belt. The Abitibi Greenstone belt has accounted for more than 200 million ounces of gold from deposits similar to those being explored by Bonanza. The Detour Lake mine, located about 30 kilometers along strike to the west of La Martiniere has produced over 2 million ounces of gold. Bonanza’s La Martiniere project is between the Fenelon Project and the Detour Lake Gold Mine along the Detour Lake – Fenelon Break.

Qualified Person

The Quebec Projects are managed by Bonanza’s Aline Leclerc, P. Geo. (OGQ), under the technical supervision of Robert Hawkins, VP Exploration for Bonanza, supported by Alain Carrier, P. Geol. (OGQ) of Innovexplo inc. of Val-d’Or (Quebec), all Qualified Persons as defined by National Instrument 43-101 guidelines. This Press Release has been prepared and revised under the supervision of Robert Hawkins, VP Exploration for Bonanza responsible for its projects.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Development stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:

Ascenta Capital Partners Inc.
Attention:	Bruce Korhonen
Toll free	1-866-684-4743 ext. 30
Email	bruce@ascentacapital.com

Or:

American Bonanza Gold Corp.
Attention:	Susan Wilson, Corporate Communications
Phone:	(604) 688-7508
Email:	info@americanbonanza.com